Exhibit 3.1

*090301* ROSS MILLER Secretary of State 204 North Carson Street, Suite 1 Carson City, Nevada 89701-4520 (775) 684-5708 Website: www.nvsos.gov Certificate of Change Pursuant to NRS 78.209 USE BLACK INK ONLY- DO NOT HIGHLIGHT ABOVE SPACE IS FOR OFFICE USE ONLY Certificate of Change filed Pursuant to NRS 78.209 For Nevada Profit Corporations 1. Name of corporation: Tenet Healthcare Corporation 2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders. 3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change: 4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change: 262,500,000 shares of Common Stock, par value $.05 per share 2,500,000 shares of Preferred Stock, par value $.15 per share 5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series: One share of Common Stock will be issued after the change in exchange for each four (4) shares of Common Stock held by each record stockholder at the effective date and time of the change. 6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby: In lieu of issuing any fractional share resulting from the change, the corporation will pay to each person otherwise entitled to such a fractional share an amount in cash as set forth Attachment "A" hereto. 7. Effective date and time of filing: (optional) Date: October 10, 2012 Time: 5:00 p.m. (Eastern) 8. Signature: (required) (must not be later than 90 days after the certificate is filed) Signature of Officer Chief Financial Officer Title IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected. This form must be accompanied by appropriate fees. Nevada Secretary of State Stock Split Revised: 8-31-11 1,050,000,000 shares of Common Stock, par value $.05 per share 2,500,000 shares of Preferred Stock, par value $.15 per share

TENET HEALTHCARE CORPORATION

ATTACHMENT “A”

TO

CERTIFICATE OF CHANGE

The Certificate of Change of Tenet Healthcare Corporation (the “Corporation”) consists of the certifications set forth on the preceding page and the additional certifications set forth on this Attachment as follows:

6.                                       The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby (cont’d):  In lieu of issuing any fractional share resulting from the change, the corporation will pay to each person otherwise entitled to such a fractional share an amount in cash determined on the basis of the closing price of the Common Stock on the New York Stock Exchange on October 10, 2012.  The holders of less than one percent of the shares of Common Stock outstanding immediately prior to the change will receive such a cash payment in exchange for the cancellation of all of their outstanding shares.